EXHIBIT 99.2


                             [PUBLICIS GROUPE LOGO]


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                                 PRESS RELEASE
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                                                         PARIS, NOVEMBER 2, 2006


             NEW MANAGEMENT AT PUBLICIS WORLDWIDE NETWORK IN FRANCE
                         AND AT PUBLICIS CONSEIL AGENCY


    PHILIPPE LENTSCHENER -- CHAIRMAN & CEO OF THE PUBLICIS NETWORK IN FRANCE

               ARTHUR SADOUN -- CHAIRMAN & CEO OF PUBLICIS CONSEIL

            VALERIE HENAFF -- MANAGING DIRECTOR OF PUBLICIS CONSEIL,
                      IN CHARGE OF STRATEGY AND DEVELOPMENT


Maurice Levy, Chairman of the Publicis Groupe Management Board commented: "ALONG WITH OLIVIER FLEUROT, EXECUTIVE CHAIRMAN OF THE PUBLICIS NETWORK, AND RICHARD PINDER, THE NETWORK'S CHIEF OPERATING OFFICER, WHO BOTH JOINED US TWO WEEKS AGO, WE HAVE TAKEN ADVANTAGE OF THE OPPORTUNITY PRESENTED BY RECENT CHANGES TO COMPLETELY RETHINK THE ORGANIZATION OF THE PUBLICIS NETWORK IN FRANCE AND THE ROLE OF OUR FLAGSHIP AGENCY PUBLICIS CONSEIL. THE RAPID SHIFTS IN THE COMMUNICATION AND MARKETING INDUSTRY CALL FOR SIGNIFICANT CHANGES IN THE WAY WE
OPERATE: ADVERTISERS EXPECT MORE AND MORE FROM THEIR AGENCIES IN TERMS OF INVENTION, BOLDNESS AND TRULY HOLISTIC CREATIVITY. THEY ARE ALSO DEMANDING FEWER STRUCTURES AND LESS BUREAUCRACY. AT THE SAME TIME, THE DIGITAL REVOLUTION MEANS THAT ONLY INNOVATIVE, FLEXIBLE AND HIGHLY RESPONSIVE THINKING AND ORGANIZATION WILL ENABLE US TO REINVENT THE BUSINESSES OF COMMUNICATION AND TAKE OUR PLACE AT THE VANGUARD OF SHAPING THE TRENDS OF THE FUTURE. TO ENSURE WE MEET THESE CHALLENGES, WE NEEDED TO ASSEMBLE A STRONG AND UNMATCHED LEADERSHIP TEAM."


     o Philippe Lentschener, 49, currently Vice President of Saatchi & Saatchi Europe and Chairman & CEO of Saatchi & Saatchi France is taking up the newly created position of Chairman & CEO of the Publicis network in France. His international experience and his achievements with Saatchi & Saatchi demonstrate his capacity for highly effective management of business development, and show that he has all the skills and the character needed to lead the Publicis network to success in the pursuit of the ambitious goals assigned to it.

          Among these goals, a priority for Philippe Lentschener will be creating a renewed momentum to further enhance the impact of holistic communications on behalf of the network's clients. Philippe Lentschener will also focus on expanding development of the business. He will be a member of the Publicis network Executive Committee (COMEX) and report to Richard Pinder, COO.



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     o    Arthur Sadoun,  35, currently  Chairman & CEO of TBWA-Paris,  Tequila,
          Agency.com is joining Publicis as Chairman & CEO of Publicis Conseil. After founding his own agency in Chile, Arthur Sadoun joined TBWA in 1999, going on to become Managing Partner in 2001 then Chief Executive Officer of TBWA Paris in 2003. Under his leadership TBWA Paris was named Agency of the Year at the Cannes International Advertising Festival in each of the past four years, a feat without precedent in the Festival's history, and the business has shown double-digit growth.

          Publicis Conseil is the network's flagship agency, founded by Marcel Bleustein-Blanchet and the structure at the origin of the Groupe. Arthur Sadoun's task will be to renew its brilliance and strengthen its talent base to ensure future growth. He will preside over the agency's Operational Committee and report to Philippe Lentschener.

     o Olivier Altmann, 42, currently Publicis Conseil's Co-Chairman in charge of Creation, will work in close liaison with Arthur Sadoun. Olivier Altmann initiated a process of creative renewal when he joined the agency in March 2004 and he will be continuing this with all the energy and talent that he has so richly demonstrated.

     o Valerie Henaff, 42, head of strategic planning at TBWA-Paris, Tequila, Agency.com since 2004, is joining Publicis Conseil as Managing Director in charge of Strategy and Development. She began her career in strategic planning with Callegari-Berville, where she worked for seven years before moving on to join BDDP as Director of Strategic Planning in 1996. In 1998, she and Olivier Altmann set up BBDP & Fils, where she became Co-President before joining TBWA. She will reinforce the strategic insight of the agency. Valerie Henaff will play a critical role in guiding the strategy of the agency.

Arthur Sadoun, Olivier Altmann and Valerie Henaff together make up a committed and highly motivated team with the enthusiasm, ambition and determination to win the support of both the agency's staff and its clients. They are totally focused on making Publicis Conseil into a new kind of agency, capable of generating effective and unexpected campaigns to make our clients win. In so doing, they will ensure the agency's future growth.

The Publicis network in France, the second largest in the worldwide network with a staff of over 1,000, will be headed by Philippe Lentschener. Alongside Publicis Conseil, it comprises Publicis Dialog, Publicis Constellation (formerly Publicis Regions, present in 18 cities in France), Publicis Et Nous, Publicis Net and Loeb et Associes.



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Regarding the Marcel  agency,  Maurice Levy,  together with Olivier  Fleurot and
Richard Pinder, will be taking the time needed to consider the best solutions for both the agency's clients and its staff.

Olivier Fleurot and Richard Pinder commented: "WE ARE THRILLED TO WELCOME THIS TERRIFIC TEAM. WE ARE ABSOLUTELY CERTAIN THAT THEY WILL BRING THE VERY BEST TO PUBLICIS CLIENTS IN FRANCE, BACKED BY THE MANY AND WONDERFUL TALENTS WHO DAY IN AND DAY OUT BRING PRESTIGE TO THIS FABLED AGENCY OF THE CHAMPS-ELYSEES. A NEW AND PROMISING CHAPTER IN THE HISTORY OF PUBLICIS OPENS TODAY - ONE DESIGNED TO MAKE OUR CLIENTS WIN. THAT IS OUR DEFINITION OF SUCCESS."





PUBLICIS
As the founding pilar of Publicis Groupe, Publicis is the largest network within the organization. With over 8,900 employees in 251 offices across 82 countries, Publicis is the largest agency in Europe and the sixth largest in the world. Its unique approach: La Holistique Difference. This entails having a large palette of skills and expertise to address all of a client's communication needs. French by origin, European by essence, Publicis prides itself on its unmatched understanding of multicultural challenges.

PUBLICIS GROUPE  (Euronext  Paris:  FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 104 countries on five continents, and employs approximately 40,000 professionals.
The Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi &
Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications. Web sites: WWW.PUBLICISGROUPE.COM and WWW.FINANCE.PUBLICISGROUPE.COM



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                                    PUBLICIS
             Jean Marzloff, Network Director : +33 (0)1 44 43 71 93
                                PUBLICIS CONSEIL
               Laurence Rey, Communication : + 33 (0)1 44 43 70 10
                                 PUBLICIS GROUPE
          Eve Magnant, Corporate Communications : +33 (0)1 44 43 77 70
            Pierre Benaich, Investor Relations : +33 (0)1 44 43 65 00
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